David S. Barlow
640 Lewis Wharf
Boston, Massachusetts  02110

February 10, 2009

Anthony F. Martin, PhD
Chairman, Board of Directors
Molecular Insight Pharmaceuticals, Inc
160 Second Street
Cambridge, Massachusetts  02142

Dear Dr. Martin:

Thank you for your response to my letter of January 30, 2009. While I appreciate your words of commitment to creating shareholder value, I look forward to related evidence and results. Given my many concerns regarding the Company’s management, governance practices and direction, I also appreciate your invitation to meet with Board representatives to discuss each in more detail.

My most immediate concern, a response to which was notably absent from your letter, is your election of John Babich as CEO and President announced on February 2, 2009. This decision, which followed a six month search, demonstrates the Board’s inability, planned or unplanned, to recruit an experienced CEO with a proven track record of building significant and sustainable value for patients and shareholders.

This failure is particularly disturbing given Molecular Insight’s robust product pipeline, innovative proprietary technologies, strong cash balance and clear market opportunities; a rare combination which should have attracted the industry’s very best talent. Surprisingly, your search concluded Mr. Babich was the most qualified CEO candidate. Further, this decision is inconsistent with the Board’s assessment of Mr. Babich’s management style and skills. This evaluation resulted in the Board’s encouragement and full support of the Company’s management reorganization last summer in which Mr. Babich’s responsibilities were reduced to focus on research. While Mr. Babich is among the world’s finest radiopharmaceutical chemists and researchers, he lacks the skills and experience necessary to effectively lead the Company toward its significant potential.

Why did the Board make this decision? Why did you select a candidate who has only worked in this one company and never directly managed, among other things; (1) the development of a biopharmaceutical product beyond Phase 2, (2) the launch or commercialization of a biopharmaceutical product, (3) the completion of a corporate partnership of any kind, (4) a successful corporate financing or (5) the implementation of an effective external communications program? While I appreciate the role of a responsible Board, who is truly in charge of this Company? Do you believe the management structure outlined in your February 2, 2009 announcement is in the best interest of the shareholders? Is the Board continuing to search for a high quality CEO?

Molecular Insight deserves a proven leader who has built high performance organizations which delivered significant value to patients and shareholders.

Sincerely,

/s/ David S. Barlow
David S. Barlow